Exhibit 99.4

21066 Fangdd VIF Proof 3

**Extraordinary General Meeting of Fangdd Network Group Ltd.**

**Date:** October 14, 2022

See Voting Instruction On Reverse Side.

**Please make your marks like this:** ☒ **Use pen only**

AS AN ORDINARY RESOLUTION,

| | For | Against | Abstain |
|---|---|---|---|
| **THAT** the authorized share capital of the Company be increased from US$500 divided into 5,000,000,000 shares comprising of (i) 3,380,061,942 Class A ordinary shares of a par value of US$0.0000001 each ("***Class A Ordinary Shares***"), (ii) 619,938,058 Class B ordinary shares of a par value of US$0.0000001 each ("***Class B Ordinary Shares***"), and (iii) 1,000,000,000 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the board of directors (the "***Board***") may determine in accordance with Article 9 of the currently effective articles of association of the Company (the "***Articles***") to US$5,000 divided into 50,000,000,000 shares comprising of (i) 30,000,000,000 Class A Ordinary Shares, (ii) 10,000,000,000 Class B Ordinary Shares, and (iii) 10,000,000,000 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles, by creating an additional (i) 26,619,938,058 Class A Ordinary Shares, (ii) 9,380,061,942 Class B Ordinary Shares, and (iii) 9,000,000,000 shares of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles. | ☐ | ☐ | ☐ |

**Authorized Signatures - This section must be completed for your instructions to be executed.**

| | |
|---|---|
| Please Sign Here | Please Date Above |
| Please Sign Here | Please Date Above |

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

**Extraordinary General Meeting of**
**Fangdd Network Group Ltd.**
**to be held October 14, 2022**
**For Holders as of September 9, 2022**

**MAIL**

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

**All votes must be received by 12:00 pm, Eastern Time October 7, 2022.**

**PROXY TABULATOR FOR**
FANGDD NETWORK GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903

**EVENT #**

**CLIENT #**

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21066 Fangdd VIF.indd 1 9/7/2022 9:54:17 AM

21066 Fangdd VIF Proof 3 Fangdd Network Group Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM Eastern Time on October 7, 2022) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Fangdd Network Group Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business September 9, 2022 (Eastern Time) at the Extraordinary General Meeting of the Shareholders of Fangdd Network Group Ltd. to be held at Room 602, Unit B4, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, People’s Republic of China on October 14, 2022 at 9:00 am (Beijing time). NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. If no ADR Voting Instruction Card is received by the Depositary before 12:00 p.m., Eastern Time, October 7, 2022, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is the Chairman of the Company with full power to exercise the voting rights under the Class A Ordinary Shares represented by your ADSs and with full power to each of substitution. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR FANGDD NETWORK GROUP LTD. P.O. BOX 8016 CARY, NC 27512-9903 21066 Fangdd VIF.indd 2 21066 Fangdd VIF.indd 2 9/7/2022 9:54:17 AM 9/7/2022 9:54:17 AM